UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting Results

On October 9, 2026, Innovation Beverage Group Ltd (the “Company”) held an Extraordinary General Meeting of shareholders (the “EGM”) in accordance with Australian law. At the EGM, shareholders approved a resolution relating to a reverse stock split.

The results of the EGM are furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Results of Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: November 3, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer